GAME LICENSE AGREEMENT

SIDUS CORPORATION

AND

EWORLD INTERACTIVE, INC.

January 19, 2007

GAME LICENSE AGREEMENT

THIS GAME LICENSE AGREEMENT (this "**Agreement**") is entered into as of this January 19, 2007 (the "Effective Date") by and between **SIDUS CORPORATION**, a corporation duly organized and existing under the laws of the Republic of Korea ("Korea") and having its offices at 82-1 Pil-dong 2ga, Joong-gu, Seoul, Korea 100-272 ("**Licensor**"); and **EWORLD INTERACTIVE, INC.,** a corporation organized and existing under the laws of the State of Florida in the United States of America ("USA") and having its principal place of business at 1088 South Pudong Road, Suite 1202, Shanghai, People's Republic of China ("China") **("Licensee")**.

RECITALS

WHEREAS, DreamMaker Co., Ltd., a corporation duly organized and existing under the laws of the Republic of Korea and having its offices at 207, Busan Multimedia Center, 236-4, Namhang-dong 2-ga, Youngdo-Gu, Busan, Republic of Korea 606-032 (the "DM"), is the original developer of the online game "Battle Zone"(the "Game");

WHEREAS, Licensor and DM have entered into the license agreement regarding the Game to grant Licensor the exclusive rights to publish, distribute and license the Game worldwide, including but not limited to the Territory (as defined below);

WHEREAS, Licensee is engaged in the business of the sale and distribution of game in the Territory; and

WHEREAS, Licensee desires to obtain, and Licensor is willing to grant, the license to distribute and market the Game in the Territory that Licensor has obtained from DM, according to their license agreement as explained above, under the terms and conditions of this Agreement.

NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein and other good and valuable consideration, the parties hereto agree as follows:

I.   DEFINITIONS

In this Agreement, the following expressions have the following meanings (except where the context requires otherwise):

1.01   "**Business Day**" shall mean any business day other than Saturday, Sunday or a legal holiday in the Territory.

1.02   "**Client Software**" shall mean the software comprised in the Software to be distributed online free of charge and in CD form for a set price, as purchased and used by Users in order to access the Game server and Server Software of Licensor and to play the Game or upgraded Game, as the case may be, on-line.

1.03   "**Closed Beta Service**" shall mean the operation of the Game provided free to limited designated beta testers or the Users for the purpose of bug testing of the Game within the Territory. The time period and the type of service to be provided hereunder shall be determined by Licensee in consideration of the circumstances and quality of the program (Client Software, Server Software, and/or other software or hardware requirements necessary for the full and proper operation of the Game in the Territory).

1.04 "**Commercial Service**" shall mean the Licensor Services to Users for fee, where the Users are charged for playing the Game in the Territory.

1.05 "**Commercial Launch Date**" shall mean the date on which the Localized Game is launched commercially by the Operating Entity to the public. Without limiting the foregoing and for the avoidance of doubt, Commercial Launch Date shall not be the date that Localized Game is introduced to the press, it shall be the initial date of the Operating Entity Service after the Open Beta Version is launched to and tested by the public. Commercial Launch Date shall be no later than the date of 30th June, 2007 or any other date mutually agreed upon by the Parties.

1.06 "**Confidential Information**" shall mean all information relating to the business of Licensor or Licensee, including without limitation, unreleased information regarding the Game, the Game and technologies relating thereto or embodied therein, the identity of their arrangements with any person or entity, manufacturing sources, financial information of Licensor or Licensee, including pricing and cost information, new Game or plans for new Game, and marketing plans, materials and other information.

1.07 "**Day**" or "**Days**" shall mean any calendar days, including weekends and holidays, unless otherwise specified hereunder.

1.08 "**Derivative Merchandise(s)**" shall mean the products (including but not limited to posters, books, toys and accoutrements and other shapes) which are made up of the names, pictures, graphics, music and other items forming part of the Game.

1.09 "**Documentation**" shall mean guides, instruction manuals and other documents, whether in written or machine readable form updated and issued by Licensor from time to time for Licensee's use of the Game.

1.10 "**Game**" shall mean an internet game with the English title of "Battle Zone" that may be played by a User with other Users by installing the Client Software onto a User's computer and then accessing the Server Software by means of an internet connection, which Licensor has the exclusive right to publish, distribute and license world-wide.

1.11 "**Intellectual Properties**" or "**Intellectual Property Rights**" shall mean any and all (by whatever name or term known or designated) tangible and intangible and now known or hereafter existing: (a) rights associated with works of authorship anywhere in the world, including, but not limited to, copyrights (including without limitation, the sole and exclusive right to prepare derivative works of the copyrighted work and to copy, manufacture, reproduce, distribute copies of, modify, perform and display the copyrighted work and all derivative works thereof), moral rights (including without limitation any right to identification of authorship and any limitation on any subsequent modification) and mask-works; (b) rights in and relating to the protection of trademarks, service marks, trade names, goodwill, rights of publicity, merchandising rights, advertising rights and similar rights; (c) rights in and relating to the protection of trade secrets and confidential information; (d) patents, designs, algorithms and other industrial property rights and rights associated therewith; (e) other intellectual and industrial property and proprietary rights (of every kind and nature anywhere in the world throughout the universe and however designated) relating to intangible property that are analogous to any of the foregoing rights (including without limitation logos, rental rights and rights to remuneration), whether arising by operation of law, contract, license or otherwise; (f) registrations, applications, renewals, extensions, continuations, divisions or reissues thereof now or hereafter in force throughout the world (including without limitation rights in any of the foregoing); and (g) rights in and relating to the sole and exclusive possession, ownership and use of any of the foregoing throughout the world, including without limitation, the right to license and sublicense, assign, pledge, mortgage, sell, transfer, convey, grant, gift over, divide, partition and use (or not use) in any way any of the foregoing now or hereafter (including without limitation any claims and causes of action of any kind with respect to, and any other rights relating to the enforcement of, any of the foregoing).

1.12   "**Minimum Guarantee**" shall mean the minimum amount of Royalty that Licensee shall pay to Licensor for the license granted hereunder.

1.13   "**Open Beta Service**" shall mean the operation of the Game provided free to unlimited beta testers or Users for the purpose of testing for bugs in the Game within the Territory.   The time period and the type of service provided shall be determined by Licensee in consideration of the circumstances and quality of the program (Client Software, Server Software, and/or other software or hardware requirements necessary for the full and proper operation of the Game in the Territory).

1.14   "**Operating Entity**" shall mean Licensee, if Licensee operates the Game by itself, or Shanghai EworldChina Information Technologies Co., Ltd., a corporation organized and existing under the laws of the People's Republic of China ("China") and having its principal place of business at 1088 South Pudong Road, Suite 1202, Shanghai, China, if Licensee sub-license to it according to Article 2.05 below to operate the Game in the Territory.

1.15   "**Royalty**" shall mean the fees that Licensee is obliged to pay to Licensor under Article 3.01 of this Agreement in set proportion to the Sales Revenue hereunder.

1.16   "**Sales Revenue**" shall mean the total monthly sales amount of all revenue realized by License in relation to the Game in the Territory, without any deduction and offsets of any kind, including without limitation, offline/online sales of the "Monthly Subscription Fees" and the Advertisement Revenue (as defined under Article 3.08), except for Accessories Revenue (as defined under Article 3.09), derived from within or from the use of the Game or provision of the Services. "Monthly Subscription Fees" shall includes all sales made by License arising from or in relation to sales, distribution and provision of the Game or the Services,

1.17   "**Servers**" shall mean the servers established, installed and operated by Licensee within the Territory only for the Game service to Users in the Territory.

1.18   "**Server Software**" shall mean the software to be installed in the Internet server by Licensor to create, operate and maintain the system for enabling Users to play the Game on-line.

1.19   "**Service**" shall mean the distributing, marketing and operating the Game to the Users in the Territory, as well as any other activities as stipulated in this Agreement.

1.20   "**Software**" shall mean the various computer software programs regarding the Game.

1.21   "**Territory**" shall mean the geographic region of China, excluding Hong Kong and Macao. The Territory may be extended only upon the mutual agreement in writing by the parties.

1.22   "**Update**" shall mean updates, enhancement, improvements or upgrades to the Software.

1.23   "**US Dollars**" or "**USD**" shall mean the dollar currency used in the United States of America, in which the payments shall be made hereunder unless otherwise specified.

1.24   "**User**" shall mean all subscribers for Game and Services in the Territory with respect to the Game.

II. LICENSE

2.01   Licensor hereby grants, and Licensee accepts, subject to the terms and conditions contained in this Agreement, the exclusive, royalty-bearing and non-transferable license, without the right to sub-license save as provided for in Article 2.05 below, to service, use, sell, promote, distribute and market the Game in accordance with the terms and conditions for the Term (as defined below) of this Agreement, within the Territory, unless otherwise agreed by the parties, and to deliver the Services (the "License").

2.02   Licensor hereby grants to Licensee the License as provided in Article 2.01 above, within the scope of Licensor's own license obtained from DM regarding the Game.

2.03   Licensee shall have the following rights in the Territory only for the purpose of this Agreement:

   (a)   the rights to distribute and sell copies of the Client Software of the Game;

   (b)   the right to produce, distribute and sell passwords and/or other access methods in order for the Users to gain access to play the Game on-line;

   (c)   the right to obtain Updates from Licensor in order to upgrade the Game and install, reproduce and sell the upgraded Client Software or passwords therefore, in order for the Users to have access to the upgraded Games.

   (d)   the right to perform any needed translation (the simplified Chinese) of the Software and Licensor shall be responsible only for the integration of the translated text codes provided by License into the final translated versions of the Software.

   (e)   the non-transferable license to use the trademarks in direct relation to the distribution of the Game and the provision of the Services during the Term.   Licensee agrees that the sole right of ownership of the trademarks is held by Licensor at all times and agrees that it shall not do anything to endanger the right of such ownership.

   (f)   the right to use the textual and/or pictorial matter pertaining to the Game, including but not limited to all characters, stories and sound recording, and/or the trademarks on advertising, promotional and marketing materials of the Game, only upon Licensor's prior written consent thereof which consent shall not be unreasonably withheld.

2.04   Notwithstanding anything to the contrary contained herein, the service, use, sales, promotion, distribution and marketing of the Game under this Agreement shall be made by Licensee as the Operating Entity in the Territory; provided that any materials related to the Game to be used in connection to such promotion, distribution and marketing shall require prior approval of Licensor. Any service, use, sales promotion, distribution and marketing of the Game outside the Territory and any use of the Documentation or Client Software for any purpose other then performance under this Agreement are prohibited.

2.05   Notwithstanding Article 2.01 above, License may sub-license the right granted by this Agreement to Shanghai EworldChina Information Technologies Co., Ltd., to be the Operating Entity for the purpose of service operation of the Game in the Territory, within the scope of the License hereunder.

2.06   Except as expressly granted under this Agreement, nothing in this Agreement shall be construed to grant Licensee any rights in or related to the Game.

2.07   The Game shall be serviced in the Territory only in the manner permitted by Licensor under this Agreement. Except as specifically provided hereunder, Licensee shall be strictly prohibited from any modification, amendment or revision of any part of the Game including the name of title and characters of the Game, without prior written approval from Licensor.

III. PAYMENT

3.01   In considerations of the licenses granted under this Agreement and the technical assistance and support to be provided in connection with the Localization of the Game, Licensee shall pay to Licensor the following:

       (a)   License fee of five hundred sixty thousand US Dollars (USD560,000) to be paid in installments as follows:
           (i)   one hundred seventy thousand US Dollars (USD170,000) within ten (10) Days from the Effective Date;
           (ii)   one hundred seventy thousand US Dollars (USD170,000) within ten (10) Days from the commencement date of the Closed Beta Service; and
           (iii)   two hundred twenty thousand US Dollars (USD220,000) within ten (10) Days from the commencement date of the Open Beta Service.

       (b)   Continuing Royalty of twenty-eight percent (28%) of the Sales Revenue (VAT not included) shall also be paid in addition to the License fee above.

3.02   Licensee shall provide Licensor with a report ("Royalty Report") on a monthly basis on the seventh (7th) Day of the immediately following month.* Each Royalty Report shall be in form and substance acceptable to Licensor and shall contain detailed information of the calculation of Sales Revenue for the applicable month. If Licensor has no objection to the content of the Royalty Report received, Licensor shall issue the invoice of the Royalty due to it within five (5) Business Days of its receipt of the Royalty Report. The Royalty shall be paid on a monthly basis within twenty (20) Days from the date of the invoice.*

       *   For the purpose clarification of the above, if the commencement date of the Commercial Service is the January 1, then the Sales Revenue for January shall be calculated from January 1 to January 31and the Royalty Report shall be due by February 7 and if Licensor's Royalty invoice is received by Licensee by February 12, Licensor shall pay the due Royalty to Licensor by March 4.

3.03   Licensee shall pay to Licensor the Minimum Guarantee of at least one hundred thousand US Dollars (USD100,000) every month. In the event the Royalty paid under Article 3.01 (b) above for a particular month is over one hundred thousand US Dollars (USD100,000), then the Royalty amount calculated under Article 3.01 (b) above shall be paid for such month. However, in the event the Royalty paid under Article 3.01 (b) above for a particular month is less than one hundred thousand US Dollars (USD100,000), then one hundred thousand US Dollars (USD100,000) shall be paid for such month. In order for clarification, Licensee shall pay to Licensor at least two million four hundred thousand US Dollars (USD2,400,000) of Royalty as the Minimum Guarantee for the two (2) year Term hereunder.

3.04   If Licensee fails to launch the Commercial Service before 30th June, 2007 in the Territory, the Commercial Launch Date shall be deemed to have occurred on the 1st July 2007 and Licensee shall pay to Licensor the Minimum Guarantee from such month..

3.05   Any and all payments under this Agreement by Licensee to Licensor shall be made in US Dollars, by wire transfer to the account designated by Licensor or in such other method as may be mutually agreed between the parties, such as in common stock of the Licensee. In case of payment in common stock of the Licensee, Licensee shall obtain Licensor's prior written approval of such form of payment and shall procure that Licensor lawfully and validly obtains the relevant common stocks in Licensee in accordance with the applicable laws of relevant jurisdiction.

3.05   In the event any payment is delayed by Licensee for more than one (1) month under this Agreement, Licensee shall pay the delay interest of twelve percent (12%) per annum on such delayed amount for each Day of delay until the full payment is made.

3.06   Any and all taxes including the sales tax, value added tax, income tax on any payment to Licensor under this Agreement shall be borne by Licensee. Provided, however, if any tax authority in the Territory requires Licensee to withhold the income tax on the payment to Licensor, Licensee is allowed to withhold as such tax up to ten percent (10%) of the respective payment amount, In the event that any amount is withheld for the tax payment under this Article 3.06 Licensee shall promptly inform Licensor of such payment and provide Licensor with a certification issued by the relevant tax authorities with respect to the Royalty payment. Any withholding tax in excess of ten percent (10%) of the respective payment amount shall be borne by Licensee, and Licensee shall not deduct such withheld amount from the actual payment amount.

3.07   Even in case Licensee enters into a sub-license agreement, Licensee shall be liable for the payment of the Royalty and the matters relating thereto.

3.08   Any revenue is gained from advertisement in connection with the Game (the "Advertisement Revenue"), such Advertisement Revenue shall be split and shared equally between the parties (50:50 share).

3.09   If Licensee wishes to or anticipates gaining any revenue from sales of accessories and Derivative Merchandise related to the Game (the "Accessories Revenue"), the parties shall determine the terms and commission rates in connection with such Accessories Revenue in a separate written agreement.

3.10   In the event of termination of this Agreement for any reason whatsoever, all outstanding payments due hereunder shall be calculated up to the date of termination, and shall be immediately due and payable to Licensor. However, any termination of this Agreement shall not affect any prior obligations of one party to the other, including but not limited to any payment obligations incurred prior to the termination date.

IV.   REPORT AND AUDIT

4.01   Licensee shall provide Licensor with all the information on the development of its business in relation to the Game.

4.02   Licensee shall provide Licensor with a monthly report in form and substance acceptable to Licensor within twenty (20) Days after the end of each calendar month during the term of this Agreement in writing on its business activities in relation to the Game including but not limited to the list of Users, the fees charged by Licensee, sales revenue of the pertinent month, advertising activities and the expenses therefore, complaints received from Users and market trends in the Territory.

4.03   Licensee shall keep all of its record, contractual and accounting documents and company documents in relation to its business and activities under this Agreement in its offices, during the term of this Agreement and for two (2) years after the expiration or termination of this Agreement.

4.04   Licensor shall have the right to access, at any time, via online connection means (provision of identification number and password by Licensee) or, at the sole discretion of Licensor, any other means of access including without limitation an-site access, all Servers operated and managed by or for Licensee, including without limitation, all Servers operating the Game, all Game related data base and billing system related Servers. For the avoidance of doubt, in the event any of such Servers are maintained and operated by an authorized third party (e.g. data service centers). Licensee shall ensure that Licensor will have full right and authority to access such Servers at all times. Licensee shall immediately notify Licensor of any changes in the procedures to access such Servers.

4.05   During the term of this Agreement and one (1) year after the expiration or termination thereof, Licensor may by itself or through an accountant designated by Licensor investigate and audit all of the company documents of Licensee with respect to its Game business twice a year, with a written notice thereof from Licensor to Licensee at least three (3) Business Days prior to such audit.   For this purpose, Licensor may request Licensee to produce the relevant documents, and may visit Licensee's office and make copies of Licensee's documents, and Licensee shall provide all assistance and co-operation required by Licensor for such investigation and audit. All expenses incurred for such investigation and audit shall be born by Licensor unless such investigation and audit reveals underpayment by greater than five percent (5%) of the required Royalty amount for the investigated fiscal quarter, in which case Licensee shall bear all expenses for such investigation and audit and shall also promptly pay to Licensor the proper due amount together with the twelve percent (12%) default interest per annum for the period from the original due date to the date of actual payment.

V.   USER SUPPORT

5.01   Licensee agrees to provide Users with reasonable support and assistance with respect to the Game. Licensor shall assist in the customer support by Licensee regarding the Game. Licensor shall, during the term of this Agreement, provide Updates as provided in Article 2 above.

5.02   Licensor shall use its best efforts to provide necessary and prompt technical support and/or assistance to Licensee with respect to the Game and to maintain the Game in reasonable working quality at no additional cost to the Licensee throughout the Term of this Agreement.   In addition, Licensor shall use its best efforts to provide such support and/or assistance online within a reasonable period of time after receipt of request therefore from the Licensee and shall use its best efforts to provide a solution, with the cooperation from Licensee, within a commercially reasonable and mutually agreed period.

Technical support from Licensor shall be provided by individual(s) with an appropriate level of technical and engineering expertise. License shall use best efforts to keep all communication in Korean.

5.03   On Licensee's request, Licensor shall provide reasonable training to Licensee's personnel regarding the Game. Such training shall be in the areas of engineering, use and maintenance of the Game, operations, sales and marketing, and shall be conducted at times mutually agreeable to Licensor and Licensee. Any and all expenses incurred by Licensor for such training shall be borne and/or promptly reimbursed by Licensee.   The training period therefore shall as be discussed and agreed by the parties.

5.04   In case Licensor must make a business trip in order to provide technical support hereunder, Licensor shall bear the cost of the air-line ticket and Licensee shall bear all other expenses, including but not limited to accommodation, food and local transportation.

VI.   REPRESENTATIONS AND WARRANTIES

6.01   Licensor represents and warrants solely for the benefit of Licensee that:

(a)   DM and/or Licensor is the legal and beneficial owner of all Intellectual Property Rights pertaining to the Game free from any encumbrances, and to Licensor's knowledge, the Game do not infringe any Intellectual Property Right of a third party within the Territory;

(b)   Licensor has full power and authority to enter into this Agreement, to grant the rights herein to Licensee, and to fully perform its obligations hereunder.

(c)   Licensor is unaware, as of the date of execution of this Agreement, of any asserted claim or suit against it wherein it is alleged that the Game infringe upon the Intellectual Property Rights of any third party.

(d)   There are and shall be no liens or encumbrances against any of the Game, which derogate from or are otherwise inconsistent with any of Licensee's rights, and/or interests in and to the Game and the Intellectual Property Rights therein, or any portion of the foregoing as provided for under this Agreement.

(e)   Licensor shall have no liability or obligations of the Game incompatibility, unless it receives notice of the defect or error in question from Licensee within five (5) Business Days of delivery of the Game.

6.02   Licensor shall not be liable or be deemed in breach of this Agreement to the extent that performance of Licensor's obligations or attempts to cure and/or prevent any unauthorized activities are delayed or prevented by reason of any cause beyond the reasonable control of Licensor.

6.03   Licensee represents and warrants solely for the benefit of Licensor that:

(a)   Licensee is duly organized and legally existing corporation under the laws of the State of Florida in the United States of America and has full power and authority to enter into this Agreement, and to fully perform its obligations hereunder.

(b)   Licensee shall be responsible for all work and costs required, limited to advertising and promotional materials, and all costs associated therewith, as well as the publication, distribution, marketing and customer and User support of the Game in the Territory;

(c)   Licensee shall not by itself, or with others, participate in any illegal, deceptive, misleading or unethical practices including, but not limited to, disparagement of the Game or Licensor or other practices which may be detrimental to the Game or Licensor's interest or the public interest;

(d)   Licensee shall not give any representation or warranty on behalf of Licensor without prior written consent thereof by Licensor;

(e)   Licensee shall provide full and comprehensive technical support to Users to assist in their use of the Game, including but not limited to Licensee's maintaining 24-hour technical contact window, online customer services, sufficient outbound bandwidth and circuits for operating business under this Agreement and game Servers required for online game operation.

6.04   Licensee warrants that the reproductions by Licensee shall be of the same quality and standard, as that in the Game and the items supplied by Licensor under Article 2, unless such reproductions infringes any governmental regulations in the Territory.

6.05   Licensee shall comply with all laws and regulations of the Territory applicable to its Services, such as use, sales, promotion, distribution and marketing of the Game in the Territory.

6.06   Licensee shall provide prior written notice to Licensor in the event Licensee intends to change its marketing strategies, including, without limitation, budget, advertising, marketing, promotional materials, product packaging, price policies relating to the Game, and other important policies relating to the Game.

6.07   Licensee shall indemnify and hold harmless Licensor and its officers and employees from and kind of losses, costs, expenses or liabilities, including reasonable attorneys fees incurred by Licensor resulting from Licensee's service, use, sales, promotion, distribution and marketing of the Game or merchandise, as the case may be.

6.08   All matters relating to the pricing of the Game service to End Users shall be determined by mutual agreement of the parties.

VII. INFRINGEMENTS OF INTELLECTUAL PROPERTY RIGHTS

7.01.   All the Intellectual Property Right of the Game shall be owned by the DM, as the original developer. Licensor has obtained the exclusive right to License the Game worldwide, including the Territory through the license agreement it entered into with DM.

7.02   Licensee acknowledges that the Game is proprietary in nature and that DM and/or Licensor shall own all related Intellectual Property Rights therein. Title and sole ownership rights in the Game and Intellectual Property Rights therein or associated therewith, shall remain with DM and/or Licensor, who shall have the exclusive right to protect the same. Accordingly, Licensee shall not use the Game in any manner or for any purpose not expressly permitted under this Agreement, including but not limited to commercial or pecuniary use thereof, and Licensee shall not distribute, dispose of disclose or otherwise transfer the Game, in whole or in part, in any medium, to any person or entity without Licensor's express written consent. In case Licensee acquires any related to the Intellectual Property Rights of DM and/or Licensor, Licensee shall transfer to DM and/or Licensor all such rights related to the Intellectual Property Rights and cancel any registration, if any, made for or in the name of Licensee relating to such Intellectual Property Rights immediately upon request of Licensor, without any compensation.

7.03. Licensee shall immediately notify Licensor of any third party infringement or potential infringement with respect to the Game or in connection thereto that Licensee knows or should know about, and if so requested by Licensor shall take immediate reasonable action, at Licensor's cost to stop or to lessen incurrence of such infringement and to protect the Intellectual Property Rights. Notwithstanding the aforesaid, in the event of any infringement against the Game by a third party, Licensor may institute legal action in its own name against the infringing third party, at Licensor's cost. Upon such legal action, by either Licensor or Licensee, the other party shall provide all assistance necessary for the instituting party to initiate and pursue the legal proceedings, including but not limited to providing written documentation authorizing Licensee to institute legal actions as well as providing necessary evidence at the party's possession. In case Licensee initiates the legal action hereunder, Licensee shall keep Licensor informed of all proceedings. Licensee shall inform and defer to Licensor regarding all material decision, including final settlement and court action, which shall be finally determined by Licensor.

7.04. Licensee acknowledges that the Game, including the Software, is confidential in nature and constitutes a trade secret belonging to Licensor. Licensee agrees not to disclose, distribute or transfer the Game to any unauthorized third party either during the Term of this Agreement or thereafter, except as specifically allowed and provided for in this Agreement. Licensor acknowledges that Licensee may copy, reproduce, pack, distribute and sell copies of the Client Software within the scope allowed hereunder during the Term of this Agreement Licensee shall take all possible precautions to protect the Game, including but not limited to developing and implementing a systems for such purpose, to ensure that no unauthorized persons shall have access to the Game, tools, and the content of related Documentation, and that all authorized persons having access to the Server Software, tools, and the content of related Documentation shall not make any disclosure, duplication or reproduction thereof, except as specifically permitted herein in a manner necessary only to provide proper Service, use and sales of the Game.

7.05. For the avoidance of doubt, all Intellectual Property Rights and other proprietary rights in the Game, including but not limited to any version of the Software that incorporates Localization and translation into simplified chinese language and Updates shall at all times vest wholly in Licensor.

7.06. Licensee shall not be permitted to use in any way the Game or any Software thereof including the Updates, upgrades, adaptation, variation, modification and/or localization and translation thereto in any part of the world except in the Territory strictly under the terms of this Agreement.

7.07 Licensee shall place or affix to each and every materials (including, but not limited to package, user manual, web site, advertising and any other promotional materials), which are based upon and/or deriving from the Game, the relevant trademark of Licensor to indicate that the materials are Game based on the Game and the ownership of the Intellectual Property Rights thereof belong to Licensor.

Licensee shall also use the relevant trademark of Licensor during all promotional or marketing activities in connection to the Game to indicate that the promotional or marketing activities are in connection to the Game and the ownership of the Intellectual Property Rights thereof belong to Licensor.

7.08   Licensee shall not change or modify notices or other marks (including, without limitation, details of patterns or notices that a trademark design or copyright relating to the Game is owned by Licensor), which Licensor may place or affix to the Game, unless Licensor' provide prior written consent therefore, which consent shall not be unreasonably withheld or delayed, it being understood that Licensee may identify itself as the distributor of the Game.

7.09   The data files (including, but not limited to, User data, data recorded and stored in the Game database regarding the User, connection log, billing log, chatting log in connection with User, but excluding the Game) which are generated by Licensee with respect to Users of the Game within the Territory during the term of this Agreement, and the content of related Documentation, therein shall belong to both parties to be jointly owned. Upon termination of this Agreement, the parties shall grant the other party a perpetual, royalty-free license on those data, which may be used by Licensor or a succeeding distributor to provide the services to the Users.

VIII.   TERMINATION

8.01   This Agreement shall become effective on the Effective Date and, unless terminated earlier in accordance with this Agreement, shall remain in effect for a term of two (2) years from the commencement date of the Commercial Launch Date in the Territory.

8.02   Furthermore, this Agreement may be terminated through a mutual agreement or by written notice sent by the terminating party to the other party, if any of the following events occur:

(a)   at the option of the non-breaching party, if the other party materially breaches or defaults in the performance or observance of its obligations under this Agreement, and either such material breach or default is incapable of being remedied or continues for a period of thirty (30) Days after a written notice of the breach is provided to the breaching party by the non-breaching party.

(b)   at the option of a party, if the other party or any of its creditors or any other eligible party files for such other party's liquidation, bankruptcy, receivership, reorganization, compulsory composition, or dissolution, or if such other party is unable to pay any debts as they become due, has explicitly or implicitly suspended payment of any debts as they became due (except debts contested in good faith), or if the creditors of such other party have taken over its management, or if the relevant financial institutions have suspended such other party's clearing house privileges.

(c)   by Licensor, if Licensee to fail to officially launch the Closed Beta Service of the Game within three (3) months from the delivery of the Closed Beta version of the Game and /or to fail to officially launch the Open Beta Service within three (3) months from the delivery of the Open Beta version of the Game.

(d)   by Licensor, if Licensee to fail to officially launch the Commercial Service of the Game before 31st July, 2007.

    (e)   by Licensor, if Licensee reproduces, packs, distributes and sells copies of the Client Software of the Game to Users, and/or produces, distributes and sells passwords and/or other access methods to the Users that enable the Users to gain access to play the Game on-line outside the Territory.

8.03   Upon termination or expiry of this Agreement, all rights and licenses granted under this Agreement shall simultaneously terminate, and Licensee thereafter shall not make use of, or claim any rights in or to the use of, the Game or any improvements to the Game irrespective of whether Licensee was the party that discovered and/or invented the improvements. At Licensor's instructions, Licensee shall either promptly return to Licensor or destroy all materials that contain the Game and improvements to the Game or any relation thereto.

8.04   If any payment due and payable to Licensor remains unpaid after termination of this Agreement, such payment shall be made by Licensee within one (1) month after such termination.

8.05   Termination of this Agreement pursuant to the provisions of this Agreement shall be without prejudice to any rights or remedies which one party may otherwise have against the other party relating to any antecedent breach of this Agreement by the other party.

8.06   Upon termination or expiry of the Agreement, Licensor acknowledges that Licensee jointly owns and shall jointly own all data and data files including, but not limited to, user data, data recorded and stored in the game database, connection log, billing log for the Game, chatting log, and other related data in connection with User which are generated by Licensee with respect to Users of the Game within the Territory during the term of this Agreement, it being understood that the parties shall be free to use such data upon termination. Licensee acknowledges that Licensor owns and shall own the content of related Documentation and Intellectual Property Rights hereunder.

8.07   No termination of this agreement shall affect the parties' rights or obligations that were incurred prior to the termination. The expiration or termination of this Agreement shall not affect the effectiveness of Articles 4.03, 4.05, 7, 8, 9, 10, 11, 13 and 14 which shall survive the expiration or termination of this Agreement.

IX. INDEMNIFICATION

Each party agrees to indemnify and hold the other party harmless from and against any claims, losses, liabilities, damages, costs and expenses (including but not limited to court costs and reasonable fees for attorneys and other professionals) which may reasonably be incurred or suffered by the other party as a direct result of (i) its own breach of any of the warranties or representations expressly set forth in Article 6 above, (ii) its own breach of any of the obligations expressly set forth in this Agreement, or (iii) which are incurred by the other party in connection with the settlement or avoidance of any of the foregoing types of claims; provided, however, each party must obtain the prior written consent of the other party regarding any settlement with a third party.

    (a)   As a condition to indemnification, each party shall promptly inform the other party in writing of the assertion of any such claim, demand or suit, and the parties shall cooperate with and assist each other with respect to the defense and/or settlement of such matter (in a manner consistent with their respective confidentiality obligations and preservation of attorney/client, work product and other privileges).

(b)   Each party shall have the right, at its own expense, to participate in the defense of any such claim, demand or suit with counsel of its own choosing.

X. LIABILITY

10.01   Except as specifically provided hereunder, all the Game, the Game and Documentation are provided "as is" and without warranty of any kind whatsoever. Licensor expressly disclaims any and all other warranties, express or implied, including any implied warranties of merchantability, fitness for a particular purpose, and non-infringement of third party Intellectual Property Rights, whether arising in law, custom, conduct, or otherwise. Licensee agrees that it shall make no warranty, express or implied, on behalf of Licensor to any third party.

10.02   In no event shall any party be liable for any indirect, special, incidental, or consequential damages of any kind suffered by the other party, including loss of profits and loss of use, arising under this Agreement, even if the other party has been advised of the possibility of such damages.

10.03   The aggregate liability of Licensor under or relating to this Agreement whether in contract, tort (including without limitation negligence) or otherwise shall be limited to an amount equal to the amount of the payments made by Licensee during the three (3) month period preceding the date such liability arose.

XI.   CONFIDENTIALITY

11.01   Without the prior written consent from the other party, Licensee and Licensor agree that they shall not use for their own benefit or disclose to any third party, either during the Term of this Agreement or during the term(s) of any extensions or renewals thereof or subsequent to termination thereof, any Confidential Information of the other party.

11.02   Upon termination of this Agreement for any reason whatsoever, each party shall promptly deliver to the other party any and all tangible Confidential Information, including without limitation, any and all programs or Software of the Game and the Game, Documentations, manuals, letters, notebooks, reports, advertising literature, sales aids, and other materials relating to the business of the other party (including all copies of such Confidential Information) in which it is in possession, custody and control. Any other material not being capable of delivery to the other party shall immediately be deleted or destroyed with the evidence thereof provided to the satisfaction of the other party.

XII.   RELATIONSHIP OF THE PARTIES

It is the intention and understanding of Licensor and Licensee that the relationship of Licensee and Licensor shall be at all times that of an independent contractor, with Licensee having full and complete liberty to use its own free and uncontrolled judgment, and discretion as to the method and manner of performing the obligations of Licensee hereunder, including hours of operation of the Game, equipment utilized to operate the Game, and labor employed to distribute and sell the Game, and to perform the Services hereunder, unless otherwise agreed hereunder. Nothing contained herein or done pursuant hereto shall constitute Licensee, or its agents or employees, a legal agent, representative, partner, or employee of Licensor for any purpose whatsoever, and Licensee and its agents, representatives, and employees shall have no right, power, or authority to assume, create, or incur, in writing or otherwise, any expense, liability, or obligation in the name of, or on behalf of Licensor.

XIII. GOVERNING LAW

This Agreement shall be construed and enforced in accordance with the laws of Singapore, without reference to the principles of conflict of laws thereof.

XIV.   ARBITRATION

14.01   Any dispute, controversy or claim arising out of or in connection with or relating to this Agreement, the parties agree to negotiate in good faith to attempt to settle the dispute through consultation between the parties.   Such consultation shall begin immediately after one party hereto has delivered to the other party hereto a written request for such consultation (the "Request for Consultation").   If within thirty (30) Days following the date on which the Request for Consultation is delivered the dispute cannot be resolved, the dispute shall be submitted to arbitration upon the request of either party with written notice to the other (the "Notice").

14.02   Upon the Notice to the other party, the dispute shall be submitted for final settlement by arbitration pursuant to the Rules of Arbitration of the International Chamber of Commerce (the "Rules") then in effect.   The place of arbitration shall be in Singapore.   The arbitration shall be conducted in the English language by one (1) arbitrator appointed in accordance with the said Rules.

14.03   When any dispute occurs and when any dispute is under arbitration, except for the matters in dispute, the parties shall continue to fulfill their respective obligations and shall be entitled to exercise their rights under this Agreement.

14.04   The award of the arbitration tribunal shall be final and binding upon the parties, and the prevailing party may apply to a court of competent jurisdiction for enforcement of such award.

XV. NOTICES

Any notice or other communication to be given in connection with this Agreement shall be in writing, and shall be (as elected by the party giving such notice): (a) personally delivered; (b) transmitted by registered or certified mail, return receipt requested; (c) deposited prepaid with a nationally recognized overnight courier service; (d) sent by confirmed facsimile; or (e) sent by confirmed e-mail.   Unless otherwise provided herein, all notices shall be deemed to have been duly given on: (a) the date of receipt (or if delivery is refused, the date of such refusal) if delivered personally or by courier; (b) five (5) Business Days after the date of posting if transmitted by mail; or (c) if transmitted by facsimile or e-mail, the date a confirmation of transmission is received. Notices hereunder shall be directed to each party's address of the principal place of business listed at the beginning of this Agreement, unless otherwise instructed by the receiving party.   Both parties shall promptly notify the other of any new addresses.

XVI. SEVERABILITY

If, but only to the extent that, any provision of this Agreement is declared or found to be illegal, unenforceable or void, then the parties shall be relieved of all obligations arising under such provision, where the intent and the agreement of the parties that this Agreement shall be considered amended by modifying the provision to the extent necessary to make it legal and enforceable, while preserving its intent. If that is not possible, another provision that is legal and enforceable and achieves the same objective shall be substituted through agreement of the parties. If the remainder of this Agreement is not affected and is capable of substantial performance, then the remainder shall be enforced to the extent permitted by law.

XVII.   FORCE MAJEURE

17.01   The failure or delay of either of the parties hereto to perform any obligation under this Agreement solely by reason of acts of God, acts of government, riots, wars, lockouts, or other causes beyond its reasonable control ("Force Majeure") shall not be deemed to be a breach or default of this Agreement

17.02   Except where the nature of the event shall prevent it from doing so, the party suffering such Force Majeure shall immediately notify the other party in writing of the occurrence of such Force Majeure and shall in every instance, to the extent it is capable of doing so, use its best efforts to remove or remedy such cause with all reasonable dispatch.   In the event the occurrence of Force Majeure continues for a period of more than sixty (60) Days, either party may terminate this Agreement without being deemed to be in breach or default hereunder.

XVIII.   ASSIGNMENT

Neither this Agreement nor any rights or licenses granted or extended hereunder may be assigned, extended or otherwise transferred by either party, nor shall they inure to the benefit of any trustee in bankruptcy, receiver or other successor of either party, whether by operation of law or otherwise, without the prior written consent of the other party, which shall not be unreasonably withheld.   Any assignment or transfer without such consent shall be null and void and shall constitute a breach of this Agreement.

XIX.   NO WAIVER

Any failure by either party to enforce any of its rights hereunder shall not be deemed to constitute a waiver of its future enforcement of such rights or any other rights.

XX.   ENTIRE AGREEMENT

This Agreement sets forth the entire agreement between the parties hereto with respect to the subject matter hereof, merges all discussions between them and supersedes and replaces any and every other prior or contemporaneous agreement, understanding or negotiation that may have existed between the parties to the extent that any such Agreement relates to the subject matter hereof.   No changes, alterations or modifications hereto shall be effective unless in writing and signed by authorized representatives of both parties.

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IN WITNESS WHEREOF, the parties hereto have each caused this Agreement to be executed and delivered by a duly authorized representative officer or agent on the date first written above.

SIDUS CORPORATION   **EWORLD INTERACTIVE, INC.**

/s/ Choi, Chil Kyu _____   /s/ Guy Peckham_____

By: Choi, Chil Kyu   By: Guy Peckham

Date: January 19, 2007   Date: January 19, 2007

Title: Sr. Vice President   Title: CEO